ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

August 16, 2023

Sarah Sidwell

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed August 16, 2023

File No. 024-12221

Dear Ms. Sidwell:

Please accept this letter and today’s filing of Form 1-A/A in response to the Commission’s letter dated July 26, 2023.

Amendment No. 3 to Form 1-A

The Offering, page 13

1. We note your disclosure that "when the Company's initial Regulation A offering has been closed and the total number of shares are finalized, updated information related to the number of Shares will be made available for investors to review." Please file a prequalification amendment to this offering statement confirming that you have terminated the initial regulation A offering. In addition, please revise to reflect the shares of Class C

Common Stock outstanding as of the most recent practicable date, including the final amount of shares sold in the initial offering. Please make corresponding changes on page

53.

The Form 1-A/A and offering circular filed today address this comment.  The initial Regulation A offering was terminated yesterday, on August 15, 2023 . All relevant numbers, amounts of shares, etc. have been updated in the most recent filing to reflect the status as of that date, including the final number of shares sold in the initial offering. Corresponding changes were also made to Page 53 as requested.

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com